

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2006

Mail Stop 3561

Mr. James M. Charuk
President and Director
SMI Products, Inc
3503 Cedar Locust
Sugarland, TX
77479

Re: Form 10-KSB for the fiscal year ended December 31, 2005
File No. 333-55166

Dear Mr. Charuk:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

for Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies